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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

Pegasus Solutions Inc. f/k/a Pegasus Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

705906105

(CUSIP Number)

April 4, 2000 (Note 1)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705906105	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

Reed Elsevier Inc. 52-1471842

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 260,879 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 1.0% 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 705906105	Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

Reed Elsevier (UIG) Limited No IRS Identification No. f/k/a Utell International Group Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,118,386 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 8.7% 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 705906105	Page 4 of 7

Preliminary Note: The information contained in this Schedule 13G/A has been amended to: (i) correct calculation errors in the number of shares owned and resulting percentage ownership of the Reporting Persons, and (ii) clarify that Reed Elsevier plc is not a Reporting Person and that it disclaims beneficial ownership of the shares held by the Reporting Persons.

Item 1.

(a)	Name of Issuer: Pegasus Solutions, Inc.

(b)	Address of Issuer’s Principal Executive Offices: Campbell Centre I, 8350 North Central Expressway, Suite 1900, Dallas, Texas 75206

Item 2.

(a)	Name of Person Filing: Reed Elsevier plc

(b)	Address of Principal Business Office or, if None, Residence: 25 Victoria Street, London SW1H 0EX, UK

(c)	Citizenship: England

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 705906105

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 705906105	Page 5 of 7

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 2,379,265

(b)	Percent of class: 9.7%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 2,379,265

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 2,379,265

(iv) Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Instruction: Dissolution of a group requires a response to this item.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 705906105	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2002 Date

/s/ Henry Horbaczewski Signature

Henry Horbaczewski, General Counsel Name/Title

CUSIP No. 705906105	Page 7 of 7

EXHIBIT 7: IDENTIFICATION OF SUBSIDIARIES

Reed Elsevier Inc., a Massachusetts corporation and Reed Elsevier (UIG) Limited (formerly known as Utell International Group, Ltd.), an English and Welsh corporation are wholly owned subsidiaries of Reed Elsevier plc. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Reed Elsevier plc disclaims beneficial ownership of the shares held by its subsidiaries.